

Mail Stop 3561

October 7, 2009

Ms. Tracie Hadama
Chief Executive Officer and President
Teacher's Pet, Inc.
1052 Las Palmas Entrada
Henderson, Nevada 89012

> **RE: Teacher's Pet, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 10, 2009**
> **File No. 333-138944**

Dear Ms. Hadama:

　　We have reviewed your amended filing and response letter filed October 2, 2009 and have the following comments. We think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Item 4.01 Form 8-K Filed October 2, 2009

1. As previously requested in our letter dated September 2, 2009, please tell us how you plan to address any re-audit issues related to financial statements that were audited by Moore & Associates, Chartered that will be included in future filings with the Commission.

2. We read your response to comment one in our letter dated September 10, 2009 and note that Moore & Associates, Chartered was dismissed on September 9, 2009. However, you did not disclose this fact in the amendment. As previously requested, please disclose that Moore & Associates, Chartered was dismissed and the date thereof. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

3. We read your response to comment two in our letter dated September 10, 2009 and note the revision to your disclosure. We view the dismissal of one accountant and the engagement of another accountant as two separate events. Therefore, please disclose that the decision to change accountants, which includes the engagement of a new accountant, was approved by your board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

4.   We read your response to comment five in our letter dated September 10, 2009 but note you have not revised your disclosure. Please disclose the date that you actually engaged Seale and Beers, CPAs in the fourth paragraph. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

5.   Please note that you are required to file a letter from the former accountant stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If Moore & Associates, Chartered informs you that it will not provide the required letter, please disclose that fact in the amendment.

       As appropriate, please amend your filing and respond to our comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

       You may contact me at (202) 551-3322 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have any questions regarding these comments.

                                        Sincerely,

                                        Ta Tanisha Meadows
                                        Staff Accountant